Exhibit (a)(1)(xix)

FOR IMMEDIATE RELEASE
KPN AND iBASIS REACH AGREEMENT ON TENDER OFFER
iBasis’s Special Committee Recommends that iBasis Stockholders Accept
KPN’s Last and Final Offer of $3.00 per share in Cash
KPN and iBasis Agree to Dismiss All Claims in Delaware and New York Litigation
November 23, 2009, The Hague, The Netherlands and Burlington, MA — KPN B.V. (“KPN”) and iBasis, Inc. (NASDAQ: IBAS) (“iBasis”) today announced that they have entered into a settlement agreement under which KPN will make a last and final increase of its offer for the outstanding shares in iBasis not otherwise held by KPN to $3.00 per share in cash. The Special Committee of iBasis’s Board of Directors has unanimously approved the agreement and recommends that iBasis stockholders tender their shares in KPN’s tender offer.
The last and final offer price of $3.00 per share represents a premium of 130.8% over the $1.30 closing price of iBasis shares on July 10, 2009 (the last trading day prior to the announcement of KPN’s tender offer) and 158.5% over the $1.16 average closing price during the three months prior to the announcement of the tender offer, and a 32.7% premium over the closing price of $2.26 on Friday, November 20, 2009. KPN currently owns a stake of approximately 56% in iBasis. The minority stake of approximately 44% not owned by KPN would be valued at $93.3 million at the $3.00 per share last and final offer price. KPN believes the transaction represents a unique opportunity for iBasis stockholders to realize liquidity at a meaningful premium to recent trading prices of iBasis shares.
In connection with the settlement agreement, KPN and iBasis also have agreed to the dismissal with prejudice of all claims in the litigation pending between the parties in the Delaware Court of Chancery and the United States District Court for the Southern District of New York. In addition, iBasis has agreed to terminate its July 30, 2009 stockholder rights plan.
KPN’s acquisition of the remaining publicly held interests in iBasis will enable iBasis to continue to execute on its business plans and strategies with the full support of KPN’s management and resources. KPN believes that the transaction represents an exciting opportunity for KPN and iBasis’s customers, partners and employees. KPN’s management team looks forward to working together with iBasis’s employees to reach iBasis’s operational and strategic objectives. iBasis’s operations will continue to be located in Burlington, Massachusetts.
KPN will amend its existing tender offer to reflect the last and final price of $3.00 per share, extend the expiration of the tender offer to midnight, New York City time, on Tuesday, December 8, 2009, and reflect the other terms of the settlement agreement. The tender offer remains subject, among other things, to the condition that a majority of the public stockholders tender their shares. If the tender offer is completed and KPN owns at least 90% of the outstanding shares of iBasis following such completion, KPN will promptly consummate a second-step merger in which all remaining public stockholders will, without the need for further action by any public stockholder, receive $3.00 per share for their shares. As of midnight on Friday, November 20, 2009, approximately 491,707 shares have been tendered in and not withdrawn from the tender offer.

About KPN’s Tender Offer
On July 28, 2009, KPN commenced a cash tender offer for all of the outstanding shares of common stock of iBasis not already owned by KPN, subject to the terms and conditions set forth in the Offer to Purchase dated as of July 28, 2009, as amended and supplemented (the “Offer to Purchase”). The purchase price to be paid upon the successful closing of the cash tender offer is $3.00 per share in cash, without interest and less any required withholding tax, subject to the terms and conditions set forth in the Offer to Purchase, as amended. KPN currently owns a stake of approximately 56% in iBasis. The offer was previously extended to November 20, 2009, and is now scheduled to expire at midnight, New York City time, on Tuesday, December 8, 2009, unless further extended in the manner set forth in the Offer to Purchase.
IMPORTANT INFORMATION
This press release is for informational purposes only and does not constitute an offer to purchase or a solicitation of an offer to sell iBasis stock. The tender offer is being made pursuant to a Tender Offer Statement and Rule 13e-3 Transaction Statement on Schedule TO (including the Offer to Purchase, a related letter of transmittal and other offer materials) filed by KPN with the SEC on July 28, 2009, as amended and supplemented (the “Schedule TO”). Stockholders of iBasis are advised to carefully read the Schedule TO, the Offer to Purchase and any other documents relating to the tender offer that are filed with the SEC, as each may be amended and supplemented, because they contain important information that iBasis stockholders should consider before any decision is made with respect to the Offer. Stockholders of iBasis can obtain copies of these documents for free at the SEC’s website at www.sec.gov or by calling Okapi Partners LLC, the Information Agent for the Offer, at 1-877-869-0171. Additionally, iBasis stockholders are urged to review the amendment to iBasis’ Solicitation/Recommendation Statement on Schedule 14D-9 to be filed today with the SEC.
About KPN
KPN is the leading telecommunications and ICT service provider in The Netherlands, offering wireline and wireless telephony, internet and TV to consumers, end-to-end telecommunications and ICT services to business customers. KPN’s subsidiary Getronics operates a global ICT services company with a market-leading position in the Benelux, offering end-to-end solutions in infrastructure and network-related IT. In Germany and Belgium, KPN pursues a multi-brand strategy in its mobile operations and holds number three market positions through E-Plus and BASE. KPN provides wholesale network services to third parties and operates an efficient IP-based infrastructure with global scale in international wholesale through iBasis.
About iBasis
Founded in 1996, iBasis (NASDAQ: IBAS) is a leading wholesale carrier of international long distance telephone calls and a provider of retail prepaid calling services and enhanced services for mobile operators. iBasis customers include KPN, KPN Mobile, E-Plus, BASE, TDC and many other large telecommunications carriers such as Verizon, Vodafone, China Mobile, China Unicom, IDT, Qwest, Skype, Telecom Italia, and Telefonica. In October 2007, iBasis acquired KPN Global Carrier Services to create one of the three largest carriers of international voice traffic in the world, and KPN became a majority stockholder of iBasis. The company carried approximately 24 billion minutes of international voice traffic in 20081. The Company can be reached at its worldwide headquarters in Burlington, Mass., USA at +1 781-505-7500 or on the Internet at www.ibasis.com.
iBasis is a registered trademark of iBasis, Inc. All other trademarks are the property of their respective owners.

[1]	Telegeography 2009 and iBasis 2008 traffic.

Contacts
For KPN
FD
Kal Goldberg/Mark McCall
212-850-5600
kal.goldberg@fd.com/mark.mccall@fd.com
KPN Media Relations +31704466300, KPN Investor Relations +31704660986
For iBasis
Jeremy Jacobs / Ariel LeBoff
Joele Frank, Wilkinson Brimmer Katcher
212-355-4449
Chris Ward
iBasis, Inc.
781-505-7557
For Investors

Bruce Goldfarb / Pat McHugh / Steve Balet
Okapi Partners LLC
1-877-869-0171/212-297-0720